Textron Inc.	Tel: (401) 421-2800
40 Westminster St.	www.textron.com
Providence, RI 02903

October 14, 2011

Mr. Lyn Shenk

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:                               Textron Inc.

Form 10-K for Fiscal Year Ended January 1, 2011

Filed March 1, 2011

Form 10-Q for Fiscal Quarter Ended July 2, 2011

Filed July 29, 2011

File No. 001-05480

Dear Mr. Shenk:

This letter is in response to the Staff’s comment letter dated September 21, 2011.  For your convenience, we have repeated your comments followed by our response below.

Form 10-K for Fiscal Year Ended January 1, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

1.               SEC Comment:  We note your response to our prior comment three. You state that you will include additional disclosure in your discussion of consolidated results, to the extent that any performance adjustments are material at a consolidated level. In this regard, we note that you review your contract estimates on a periodic basis to assess revisions in contract values and estimated costs at completion and to reflect changes in estimates in current and future periods. Pursuant to ASC 250-10-50-4, please revise the notes to your financial statements to quantify the aggregate impact of all changes in contract estimates on income from continuing operations, net income, and related per share amounts for each period presented in your statement of operations. To the extent that there is a material offset between aggregate positive contract adjustments and aggregate negative contract adjustments, please provide separate quantification of each. Provide us with a copy of your intended revised disclosure as part of your response.

Response: We account for our long-term contracts under ASC 605-35, Revenue Recognition - Construction-Type and Production-Type Contracts, paragraph 50-9, which states “Although estimating is a continuous and normal process for contractors, paragraph 250-10-50-4 requires disclosure of the effect of revisions if the effect is material.”  We interpret this guidance to mean the effect of revisions at the individual contract level, not for an aggregate amount across all of our contracts.  The disclosure example provided in ASC 605-35-55 assesses the materiality of a change in estimate on one contract that was material to the company in the example. Paragraph 10 in this section of the Codification then clarifies the example provided by noting that:  “Disclosure of the potential for changes in other estimates used in determining amounts reported for Rivet’s long-term contracts is not required because, given Rivet’s history of making similar estimates, it is not considered at least reasonably possible that they will change in the near term by amounts that would be material to the financial statements.”

We agree that changes in estimates that are material for a single program are subject to the guidance set forth in ASC 250-10, Accounting Changes and Error Corrections, paragraph 50-4; however, we do not believe this guidance is intended to require an aggregation of all changes in estimates for all of our numerous programs in the notes to our financial statements.  In the normal course of accounting for our long-term contracts, we have historically made changes in estimates of varying amounts for most of our programs and have disclosed material changes in estimates by program as applicable.  We believe this interpretation is consistent with the intent of ASC 250-10-50-4, which focuses on a change in a single estimate not in the ordinary course of accounting and not on the aggregation of multiple unrelated changes in estimates across numerous programs.

According to ASC 250-10-50-4, “disclosure of those effects is not necessary for estimates made each period in the ordinary course of accounting for items such as uncollectible accounts or inventory obsolescence; however, disclosure is required if the effect of a change in the estimate is material.”  During each reporting period, in the ordinary course of accounting for our long-term contracts under the percentage-of-completion method, we review the estimates made for numerous programs to assess revisions in contract values and estimated costs at completion and to reflect changes in estimates using a cumulative catch-up adjustment.  These adjustments are made for a variety of different reasons related to each particular contract that would not be appropriate to aggregate and disclose as a single change in estimate.  Therefore, we do not believe that quantification and discussion of individually immaterial amounts aggregated into gross favorable and gross unfavorable program adjustments is required in our financial statements.

We currently disclose in our Critical Accounting Estimates section of the MD&A our accounting policy for long-term contracts along with our estimation process. Our gross favorable and gross unfavorable program adjustments typically have not had a material impact on our consolidated results of operation; however, to provide investors with insight into the magnitude of historical changes in estimate, we will provide additional discussion and a table of the aggregate program adjustments that have been made in the past two years in this section.  A sample of our intended additional disclosure in future annual filings is provided below:

At the outset of each contract, we estimate the initial profit booking rate. The initial profit booking rate of each contract considers risks surrounding the ability to achieve the technical requirements (for example, a newly-developed product versus a mature product), schedule (for example, the number and type of milestone events), and costs by contract requirements in the initial estimated costs at completion. Profit booking rates may increase during the performance of the contract if we successfully retire risks surrounding the technical, schedule, and costs aspects of the contract. Likewise, the profit booking rate may decrease if we are not successful in retiring the risks; and, as a result, our estimated costs at completion increase. All of the estimates are subject to change during the performance of the contract and, therefore, may affect the profit booking rate. When adjustments are required, any changes from prior estimates are recognized using the cumulative catch-up method with the impact of the change from inception-to-date recorded in the current period. The following table sets forth the aggregate gross amount of all program adjustments that impacted segment profit for the two years ended January 1, 2011:

(In millions)	2010	2009
Gross favorable	$98	$49
Gross unfavorable	(20)	(26)
Net adjustments	$78	$23

See page 23 of our MD&A for more information on the program adjustments made in 2010 for Bell’s V-22 and H-1 programs.

In future filings, we affirm that we will disclose all material changes in estimates on an individual program basis in the notes to our consolidated financial statements along with the impact of the changes on income from continuing operations, net income and related per share amounts for each period presented.

Form 10-Q for Fiscal Quarter Ended July 2, 2011

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of

Operations

Segment Analysis, page 21

2.               SEC Comment:  We have reviewed your response to our prior comment four, as well as the proposed expanded disclosure that you provided in Exhibit A. In this regard, we believe that your use of bullet points to provide additional detail regarding (I) the changes in “cost performance” and (II) segment costs that have impacted by “inflation” (i.e., in the sample disclosure provided in Exhibit A) is substantially more clear and user-friendly than the strictly narrative discussion of such items, which was included in the subsequently filed Form 10-Q for the quarterly period ended July 2, 2011. We continue to believe that your disclosure could be further improved by revising your tabular disclosure to quantify the impact of (A) those specific factors/costs that materially affected each segment’s “cost performance” (e.g., variances in research and development costs, depreciation, selling and administrative costs, warranty costs, etc.) and (B) the specific factors/costs that were impacted by “inflation” (e.g., material costs, wages, pension costs, etc.), while revising your narrative disclosure to specifically focus on the underlying reasons for the variances in the items presented in the revised table. However, we also believe that the presentation of additional information related to “cost performance” and “inflation” in a format similar to your presentation in Exhibit A may be a reasonable and acceptable alternative to revising your current tabular disclosure. As such please confirm for us that, in future filings, your discussion of segment results will either incorporate our recommended revisions to your tabular and narrative disclosure or be presented in a format similar to that of Exhibit A.

Response:  Our Management’s Discussion and Analysis section provides a discussion of our results of operation through the eyes of management.  In our Segment Analysis section, we provide tabular disclosure of the significant factors that affect segment profit for each segment in the categories that management reviews in assessing segment performance.  Our “cost performance” category can comprise numerous immaterial fluctuations in costs that are not necessary for the reader to understand to assess the performance of the segment and/or any future trends.  Likewise, our “inflation” category can consist of a variety of inflation-related fluctuations in cost components none of which are individually significant to understanding our consolidated results.  When there is a material change in a cost component within the “cost performance” and “inflation” categories, we have historically, and will continue to provide a discussion and analysis of the change along with any underlying reasons for the change.

The discussion in our Form 10-Q for the quarterly period ended July 2, 2011 did not provide the detailed bullets that Exhibit A displayed for the Cessna segment’s profit since there were minimal significant drivers within cost performance during the period (one factor for the quarter and two for the first half of the year).  In comparison, there were several significant drivers to the changes reported in Exhibit A, which resulted in the usage of bullets to provide more clarity. We affirm that in future filings, when there are several factors contributing to a material change in one of the categories management reviews in its internal causal analysis, such as cost performance or inflation, we will use bullet points and will provide additional analysis in a format similar to Exhibit A provided in our prior response dated June 23, 2011.

3.               SEC Comment:  Please refer to your analysis of segment profit for the Cessna, Bell, and Industrial segments. We note that for each of those segments, you identify either “Pricing, net of inflation” or “Inflation, net of pricing” as a factor contributing to the change in reported segment profit. However, based upon your identification of the types of costs likely to be impacted by inflation (i.e., on page 21), it is not clear to us why it is meaningful to disclose the impact of inflation and pricing on segment profit on a “net” basis.  Furthermore, unless you believe that you will be able to continually pass inflationary cost increases through to your customers in the form of price increases, we believe that investors should be provided with sufficient information to permit an assessment of (I) pricing trends and (II) the impact of inflation on costs on a separate basis. Lastly, it is our understanding that the segment reports that are reviewed by management (i.e., crib notes) provide separate information regarding the impact of pricing and inflation on segment profit. Based upon the observations noted above, we believe that you should expand your disclosure in future filings to separately disclose and analyze the impact of inflation and changes in pricing on segment profit. Please revise or advise.

Response:  To the extent permitted by the marketplace, we attempt to offset inflation through increases in our pricing.  For the businesses within our company that contract with the U.S. Government, we are required by these contracts to estimate future cost inflation and include it in our pricing.  Accordingly, gross inflation amounts are irrelevant to changes in segment profit for these businesses. For our commercial businesses, we believe that inflation, net of pricing is most meaningful for the reader to understand the extent to which we are able to offset inflation with pricing. We do not believe that it is meaningful to understand the gross amounts since it is the amount of inflation that we are not able to offset with increased pricing that affects segment profit.

Our internal segment reports provide the gross inflation impact on each segment’s commercial business along with detail of the various cost components impacted by inflation at a typically immaterial level of detail. Where the impact of inflation is not material, such detail is not required, as stated in Instruction 8 to Regulation S-K, Item 303(a), nor is it necessary in order for the reader to understand the impact of inflation on segment profit.  However, when there is a change in the gross inflation amount related to a particular cost component within our commercial businesses that has a material impact on operating expenses, we affirm that we will include a discussion of that component and any underlying reasons for the change.  In accordance with Instruction 8 of Regulation S-K, Item 303(a), we affirm that we will disclose the effects of inflation and changing prices on revenues and income from operations separately when the changes are material.

4.               SEC Comment:  We note that while MD&A generally focuses on providing an analysis of the changes in results of operations for comparable reporting periods, another objective of MD&A is to explain why reported amounts, as well as fluctuations thereto, have differed from that which may have been expected. In this regard, we noted circumstances in which it may have been appropriate for you to provide additional disclosure related to the revenue generated by your Bell segment during the three and six-month periods ended July 2, 2011 and July 3, 2010. For example, your disclosure on page 22 of the Form 10-Q for the quarterly period ended July 2, 2011 identifies the increase in the number of H-1 aircraft deliveries from three for the second quarter of fiscal year 2010 to eight for the second quarter of fiscal years 2011 as the primary driver of the $49 million increase in “other military” revenues for the comparable quarterly periods. However, your disclosure does not explain why the 167% increase in the number of H-1 aircraft delivered resulted in only a 23% increase in the absolute amount of “other military” revenue that was recognized. Similarly, your disclosure does not explain why a 50% increase in the number of V-22 aircraft delivered during the first half of fiscal year 2011, as compared to deliveries during the first half of fiscal year 2010, resulted in only a 26% increase in the amount of V-22 program revenue recognized for the 2011 period. Please ensure that your MD&A disclosure in future filings provides a complete analysis of your segments’ results of operations. In particular, please ensure that your discussion provides sufficient analysis for readers to determine the correlation between (I) the factors that have been identified as the drivers of variances in reported revenues and/or costs and (II) the fluctuations in actual reported amounts.

In addition, with regard to the Bell segment, it appears that material amounts of service and support revenue recognized in connection with your V-22 and H-1 programs may have contributed to the fact that the changes in the number of V-22 and H-1 aircraft delivered do not appear to be closely correlated with the fluctuations in the amount of revenue recognized in connection with your “V-22 programs” and “other military” programs. As such, it appears that it may be meaningful for you to provide additional quantitative revenue information regarding the portion of your “V-22 program” revenue and “other military” revenue that is reflective of service revenue. In this regard, we believe that your expanded disclosure should provide enough information for investors to clearly ascertain (A) the proportion of “V-22 program” revenue and “other military” revenue that relates to the delivery of aircraft versus the provision of services and support, (B) the amount by which each type of revenue fluctuated between comparable reporting periods, and (C) the underlying reasons for fluctuations in service revenue recognized with regard to the “V-22 program” and “other military” programs. Please revise your disclosure accordingly, or advise. In addition, consider whether it would be appropriate to provide information regarding the service revenue recognized in connection with your “commercial” programs and advise. Please provide your proposed expanded disclosure as part of your response.

Response:  We have disclosed the number of aircraft delivered during each reporting period since it is typically the primary underlying reason behind revenue fluctuations for the V-22 program and the Other Military revenue categories, each of which also includes sales of program-related equipment and services and aftermarket product sales and services.  In addition, Other Military revenue also includes revenue from numerous other smaller programs.  While the change in the number of aircraft delivered is an important measure of the performance of the Bell segment, it cannot be correlated on a percentage basis to correspond with a similar percentage change in revenue due to the other revenues generated by the segment.

With regard to the Staff’s comment on service and support revenue in the Bell segment, Bell’s aftermarket service and support volume did not change materially in 2011 and, accordingly, is not discussed in our analysis of material fluctuations.  Furthermore, we do not believe that providing additional quantitative revenue information regarding service and support revenues is required under the December 19, 2003 release, “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations,” (FR-72).

In our MD&A, we provide a narrative explanation of our financial statements that enables investors to see Textron through the eyes of management with a focus on material information.  In applying the guidance provided by FR-72, we focus on an analysis of our consolidated financial condition and operating performance and provide a discussion of segment information that we believe is appropriate to better understand our business.  We also include a description of any trends and any unusual or infrequent events or transactions or any significant economic changes that materially affect the amount of reported income or are material to an understanding of our operations or results.  We believe that our MD&A is in compliance with this guidance in that it avoids unnecessary duplication and immaterial detail that is not required and does not promote understanding of Textron’s overall financial condition and operating performance.

In section 9220.3 of the SEC’s Division of Corporation Finance Financial Reporting Manual, it states that “In order to comply with the requirement to discuss significant components of revenue and expenses, registrants will often provide a discussion along segmental lines (as determined under SFAS 131 [ASC 280]). Segment analysis is usually necessary to enable a reader to understand the consolidated amounts, but it should not result in repetitive disclosure that lengthens MD&A unnecessarily, or obscures salient information.”  Our MD&A provides a discussion of revenue and expenses along segmental lines and we believe that further lengthening of the MD&A with additional product line detail is not necessary or required by the applicable regulations.  We also note that the examples of MD&A disclosure provided under the May 18, 1989 release “Management’s Discussion and Analysis of Financial Condition and Results of Operations; Certain Investment Company Disclosures” (FR-36), show revenue and operating profit detail at the segment level not the product line.  In the example, an increase in product line sales within a segment is referred to as a % change, which is similar to our disclosure practice, and absolute amounts are not provided for the product line revenues.

While we have agreed to provide additional revenue detail in our MD&A to enhance the reader’s understanding of the Bell segment, the addition of more line item detail below the segment level is not required under any authoritative literature.  We have provided, and will continue to provide, disclosure when there are material changes affecting comparability at the consolidated and segment level or when we believe that additional disclosure is necessary to an understanding of our results of operations.

It is our hope that this series of responses will resolve the remaining disclosure points with the Staff.  It has been a comprehensive dialogue and we have agreed to make a number of enhancements over the past year to our disclosures as a result.  To the extent there are additional questions or concerns, we would appreciate the opportunity to discuss them with the Staff prior to obtaining another comment letter.

In connection with our responses above, we acknowledge that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding these responses, please contact me at (401) 457-4412.

Sincerely,

/s/ Frank T. Connor

Frank T. Connor
Chief Financial Officer

cc:	Scott Donnelly, President and Chief Executive Officer
Richard Yates, Senior Vice President and Corporate Controller
Terrence O’Donnell, Executive Vice President and General Counsel
Gerald Cohen, Ernst & Young LLP
Steven Jacobs, Ernst & Young LLP